May 28, 2026

Chad Paris
Chief Financial Officer
The Marcus Corporation
111 East Kilbourn Avenue, Suite 1200
Milwaukee, WI 53202-6628

        Re: The Marcus Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2025
            File No. 001-12604
Dear Chad Paris:
       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services